Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 31, 2021, with respect to the consolidated financial statements of Bakkt Holdings, LLC and subsidiaries, for the years ended December 31, 2020 and December 31, 2019 included in this Registration Statement (Form S-1) and related Prospectus of Bakkt Holdings, Inc., for the registration of 234,558,378 shares of Class A common stock, which includes the shares issuable upon the exercise of 6,147,440 warrants to purchase shares of its Class A common stock, and for the registration of 6,147,440 warrants to purchase Class A common stock.

/s/ Ernst & Young LLP

Atlanta, Georgia

November 12, 2021